Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

June 23, 2014

By EDGAR AND BY HAND

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Division of Corporation Finance

RE: TCP International Holdings Ltd.

Registration Statement on Form S-1

Originally Filed on May 21, 2014 (File No. 333-196129)

Dear Mr. Spirgel:

TCP International Holdings Ltd. (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) on the date hereof Amendment No. 2 to its registration statement on Form S-1 referred to above (the “Amended Registration Statement”). The only changes in Amended Registration Statement since the prior amendment to such registration statement, which was filed with the Commission on June 16, 2014 (the “Prior Amendment”) , are the removal of the legend on the opinion and related consent of KPMG LLP on pages F-2 and Exhibit 23.1, respectively, of the Amended Registration Statement. The legend had been required on such opinion and consent in the Prior Amendment since the 1:10 reverse share split of the Company’s common shares had not yet been effected under Swiss law. The reverse share split has since been effected under Swiss law, following which KPMG LLP has removed the legend previously included on its opinion and related consent.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (212) 735-2609, the Company’s General Counsel, Laura Hauser, at (330) 995-1330, or the Company’s Chief Financial Officer, Brian Catlett, at (330) 954-7357.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:	Ellis Yan, TCP International Holdings Ltd.

Brian Catlett, TCP International Holdings Ltd.

Laura Hauser, TCP International Holdings Ltd.

Philip Smith, KPMG LLP